GEMSTAR RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JULY 31, 2007
(Stated in Canadian Dollars)
(unaudited)

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4 subsection 4.3(3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for review of interim financial statements by an entity’s auditor.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Stated in Canadian Dollars)

	July 31, 2007	January 31, 2007
	(Unaudited)	(Audited)
ASSETS
Current
Cash	$6,805	$9,656
GST receivable	1,032	-

	7,837	9,656

Term Deposit (Note 2)	6,900	6,900
Mineral Properties And Deferred Exploration Costs (Note 3)	70,439	70,439
Computer Equipment (Note 4)	2,149	1,111

	$87,325	$88,106

LIABILITIES
Current
Accounts payable and accrued liabilities	$117,055	$129,331
Loans from related parties, including convertible promissory note
less unaccreted discount (Note 5)	1,194,386	1,100,674

	1,311,441	1,230,005

SHAREHOLDERS' DEFICIENCY

Share Capital (Note 6)
Authorized
100,000,000 common shares without par value
Issued
5,651,714 common shares	1,113,471	1,113,471
Equity Component Of Convertible Note (Notes 5 and 6)	11,576	11,576
Deficit Accumulated During The Exploration Stage	(2,349,163)	(2,266,946)

	(1,224,116)	(1,141,899)

	$87,325	$88,106

COMMITMENTS AND CONTINGENCIES (Notes 1 and 3)

Approved on behalf of the Board of Directors:

"Linda Smith"	"Shannon Krell"
Director	Director

The accompanying notes are an integral part of these interim financial statements.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company )
STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

	Three Months Ended July 31,		Six Months Ended July 31,		Year Ended January 31,
	2007	2006	2007	2006	2007
	(unaudited)	(unaudited - restated)	(unaudited)	(unaudited - restated)	(Audited)
General And Administration Expenses
Amortization	100	$241	$253	$370	$614
Accretion of convertible note	339	678	678	678	1,356
Bad debt expense	81	-	858	-	8,169
Management fees	7,500	7,500	15,000	15,000	30,000
Office and sundry	7,631	9,826	16,946	18,441	47,456
Professional fees	13,280	3,868	24,621	4,979	50,300
Transfer agent and filing fees	4,532	1,372	4,532	1,372	9,194
Travel and promotion	13,234	8,755	19,329	14,353	35,333

Net Loss For The Period	(46,697)	(32,240)	(82,217)	(55,193)	(182,422)

Deficit, Beginning Of Period
As previously reported	(2,302,466)	(2,098,612)	(2,266,946)	(2,075,659)	(2,084,524)
Error correction re. accretion of convertible note	-	(8,865)	-	(8,865)	-
As restated	(2,302,466)	(2,107,477)	(2,266,946)	(2,084,524)	(2,084,524)

Deficit, End Of Period	$(2,349,163)	$(2,139,717)	$(2,349,163)	$(2,139,717)	$(2,266,946)

Weighted Average Number Of Common Shares
Outstanding, Basic and Diluted	5,651,714	5,651,714	5,651,714	5,651,714	5,651,714

Net Loss Per Common Share, Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.03)

The accompanying notes are an integral part of these interim financial statements

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

			Year Ended
	Six Months Ended July 31		January 31,
	2007	2006	2007
	(Unaudited)	(Unaudited - restated)	(Audited)
Cash Flows Provided By (Used In):

Operating Activities
Net loss for the period	$(82,217)	$(55,193)	$(182,422)
Items not requiring use of cash :
Amortization	253	370	614
Accretion of convertible note	678	678	1,356
	(81,286)	(54,145)	(180,452)
Changes in non-cash working capital items:
GST receivable	(1,032)	(1,992)	5,080
Accounts payable and accrued liabilities	(12,276)	(13,206)	9,957

	(94,594)	(69,343)	(165,415)
Investing Activities
Refund of advance for exploration expenditures	-	-	-
Investment in mineral property and deferred exploration costs	-	-	-
Purchase of computer equipment	(1,291)	-	-

Financing Activities
Loans from (repayments to) related parties, net	93,034	66,700	158,126

Increase (Decrease) In Cash	(2,851)	(2,643)	(7,289)

Cash, Beginning Of Period	9,656	4,691	16,945

Cash, End Of Period	$6,805	$2,048	$9,656

Supplemental Cash Flow Information
Non-cash expenditures - investing activities	$-	$-	$-
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these interim financial statements.

GEMSTAR RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
JULY 31, 2007
(Stated in Canadian Dollars)
(unaudited)

1.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. They may not include all information and footnotes required by Canadian generally accepted accounting principles for complete financial statement disclosure. However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the audited financial statements for the year ended January 31, 2007. These interim financial statements are primarily incremental to the information contained in the year end financial statements and should be read in conjunction with them. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the six months ended July 31, 2007 are not necessarily indicative of the results that may be expected for the year ending January 31, 2008.

Going Concern

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As at July 31, 2007, the Company had a working capital deficiency of $1,303,604 (January 31, 2007 - $1,220,349) and has incurred losses since inception of $2,349,163. Further losses are anticipated in the development of its business and there can be no assurance that the Company will be able to achieve or maintain profitability. Management is trying to identify sources of additional financing, including loans from related parties, to fund third party liabilities and the ongoing development of the Company’s business. There can be no assurance that financing will be available as necessary to meet the Company’s working capital requirements or, if available, that it will be on terms acceptable to the Company. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. Realization values may be substantially different from the carrying values shown in these financial statements should the Company be unable to continue as a going concern.

2.	TERM DEPOSIT – RESTRICTED ON CREDIT CARD

The amount of $6,900 as at July 31, 2007 has been invested in a one-year guaranteed investment certificate with interest at 2.75% maturing on October 29, 2007. It is required by the bank as security for the Company’s credit card usage.

GEMSTAR RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
JULY 31, 2007
(Stated in Canadian Dollars)
(unaudited)

3.	MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The Company staked the Dotted Lake Property in the Thunder Mining District of the province of Ontario, Canada, in March 2003, and holds a 100% interest in 1 mineral claim comprising 15 claim units with a due date now extended to March 14, 2008. The claim is presently in good standing and held in trust for the Company by an unrelated private company in Ontario. In order to maintain the mineral claim in good standing, the Company is required to spend approximately $4,000 in exploration on the property by March 14, 2008. As at July 31, 2007, the Company had invested the following amounts:

	July 31,	January 31,
	2007	2007

Mineral properties
Staking	$4,206	$4,206

Deferred exploration costs
Geological survey	40,000	40,000
Geological consulting fees	26,233	26,233
	66,233	66,233

	$70,439	$70,439

The Company maintains this property for future expenditures and has determined there is no asset impairment as at July 31, 2007.

4.	COMPUTER EQUIPMENT

	July 31,	January 31,
	2007	2007

Cost	$4,600	$3,309
Accumulated amortization	(2,451)	(2,198)

	$2,149	$1,111

GEMSTAR RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
JULY 31, 2007
(Stated in Canadian Dollars)
(unaudited)

5.	LOANS FROM RELATED PARTIES, INCLUDING CONVERTIBLE PROMISSORY NOTE

a)

As at July 31, 2007, loans aggregating $1,088,309 (January 31, 2007 - $995,275) from the Company’s officers and immediate family members are unsecured, non-interest bearing and have no specific terms of repayment. On January 25, 2006, the related parties signed debt deferral agreements to a date beyond July 31, 2007.

b)

As at July 31, 2007, a loan from an officer of the Company in the amount of $106,077, (January 31, 2007 - $105,399) less unaccreted discount of $677 (January 31, 2007 - $1,355) is secured by a convertible promissory note dated February 3, 2003 and amended on December 31, 2005, which is non-interest bearing and due on January 1, 2008. The note is convertible into 2,135,080 common shares of the Company prior to maturity on the basis of each $0.05 of principal outstanding being converted into one common share.

In accordance with Accounting Standard 3861, “Financial Instruments – Disclosure and Presentation”, the Company has used the residual valuation method to allocate the proceeds of issuance between the convertible note and the embedded conversion feature based on their relative fair values. Accordingly, the Company recognized the $11,576 fair value of the embedded conversion feature as an equity component at inception using a 3.9% debt discount rate. Accretion expense is credited over the term of the convertible note until the face value of $106,754 is achieved at maturity. Accretion expense of $678 was recorded for the six months ended July 31, 2007 (July 31, 2006 - $678) thereby increasing the carrying value of the convertible note from $95,178 at the date funds were received to $106,077 as at July 31, 2007.

	c)	The Company incurred related party management and administrative fees aggregating $24,000 for the six months ended July 31, 2007 (July 31, 2006 - $24,000).

The foregoing related party transactions are conducted in the normal course of business and recorded at their exchange amount, which is the amount of consideration paid or received as established and agreed to between the related parties as if they were dealing at arm’s length.

6.	SHARE CAPITAL

As at July 31, 2007, the Company has issued 5,651,714 of its total authorized share capital of 100,000,000 common shares. There were no shares issued by the Company for the six months ended July 31, 2007 and none since February 1, 2000.

GEMSTAR RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
JULY 31, 2007
(Stated in Canadian Dollars)
(unaudited)

The Company has no share purchase warrants outstanding. However, the previously described promissory note payable is convertible into 2,135,080 common shares of the Company prior to its January 1, 2008 maturity date on the basis of each $0.05 of principal outstanding being convertible into one common share.

Stock Option Plan

In December 2006, the Company adopted a Stock Option Plan (the “Plan”) to be administered under the following basic terms and conditions:

(i)	the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time. At July 31, 2007, this amounts to 565,000 stock options;

(ii)

Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;

(iii)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant Stock Exchange;

(iv)	the exercise price shall be determined by the Plan Committee at the time of grant;

(v)	the option period shall not exceed five (5) years from the date of grant.

No stock options have been granted and no stock options are outstanding as at July 31, 2007.

7.	INCOME TAXES

The Company is subject to Canadian income taxes. As at July 31, 2007, the Company has non- capital loss carry-forwards of approximately $940,000 remaining, which are available to reduce taxable income in future taxation years. These losses begin to expire in 2011 after carry forward periods ranging from 10 to 20 years. The Company is required to compute the future income tax benefits from operating loss carry-forwards. However, due to the uncertainty of realization of these loss carry-forwards, a full valuation allowance has been provided for this future income tax asset.

GEMSTAR RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
JULY 31, 2007
(Stated in Canadian Dollars)
(unaudited)

The components of the Company’s future income tax asset are as follows:

	July 31, 2007	January 31, 2007
Operating loss carry forward	$940,000	$863,000
Statutory tax rate	34%	34%
Future income tax asset	320,000	293,000
Less: valuation allowance	(320,000)	(293,000)
Net future tax asset	$-	$-

8.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described and quantified below.

Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, companies have the option to capitalize exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, mineral property acquisition costs are capitalized and exploration costs are expensed as incurred until such time as economic reserves are quantified. The Company has considered the guidance under EITF 04-2 and has determined that capitalization of mineral property acquisition costs is inappropriate at the current stage of the Company’s mineral property exploration activities under US GAAP. To date, the Company’s mineral interests consist mainly of exploration stage properties. Furthermore, there is uncertainty as to the Company’s ability to fund the exploration work necessary to determine if the properties have recoverable reserves or any future economic benefits. As a result, acquisition costs to date are considered to be impaired and accordingly, have been written off as mineral property expenditures.

At this stage, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Accordingly, under US GAAP, all exploration costs incurred are expensed. The effect of this difference on these financial statements is quantified below:

GEMSTAR RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
JULY 31, 2007
(Stated in Canadian Dollars)
(unaudited)

a)	Effect on Balance Sheets

	July 31,	January 31,
	2007	2007
Mineral properties and deferred exploration costs
Per Canadian GAAP	$70,439	$70,439
Deferred exploration costs written off	(66,233)	(66,233)
Per United States GAAP	$4,206	$4,206
Shareholders’ deficiency
Per Canadian GAAP	$(1,224,116)	$(1,141,899)
Deferred exploration costs written off	(66,233)	(66,233)
Per United States GAAP	$(1,290,349)	$(1,208,132)

b)	Effect on Statements of Operations and Deficit

	Six	Six
	Months	Months	Year
	Ended	Ended	Ended
	July 31,	July 31,	January 31,
	2007	2006	2007

Net loss for the period
Per Canadian GAAP	$(82,217)	$(55,193)	$(182,422)

Per United States GAAP	$(82,217)	$(55,193)	$(182,422)

Net loss per common share, basic and
diluted
Per Canadian GAAP	$(0.02)	$(0.01)	$(0.03)

Per United States GAAP	$(0.02)	$(0.01)	$(0.03)

GEMSTAR RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
JULY 31, 2007
(Stated in Canadian Dollars)
(unaudited)

c)	Effect on Statements of Cash Flows

	Six	Six
	Months	Months	Year
	Ended	Ended	Ended
	July 31,	July 31,	January 31,
	2007	2006	2007

Cash flows provided by (used in)

Operating activities
Per Canadian GAAP	$(94,594)	$(69,343)	$(165,415)

Per United States GAAP	$(94,594)	$(69,343)	$(165,415)

d)	Recent United States Accounting Pronouncements

There have been no material pronouncements affecting the Company since the year ended January 31, 2007.